Exhibit 99.1

 PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS
 SECOND QUARTER 2016 RESULTS

 Interim 2016 distribution increase of 3.5%
Three-for-two unit split

Brookfield, News, August 3, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2016.

	Three Months Ended June 30		Six Months Ended June 30
US$ millions (except per unit amounts), unaudited	2016	2015	2016	2015
Net income[1]	$156	$18	$234	$150
– per unit[2]	$0.59	$0.01	$0.84	$0.55
FFO[3]	$230	$208	$464	$394
– per unit[4]	$1.00	$0.91	$2.02	$1.80

Brookfield Infrastructure reported net income for the quarter of $156 million ($0.59 per unit) compared to $18 million ($0.01 per unit) in the prior year. The increase in net income is attributable to higher earnings generated predominantly in our transport and energy operations.  During the quarter we also recorded a non-recurring gain of approximately $100 million in our toll roads business.

Our FFO during the quarter benefitted from solid organic growth across the business, in addition to our increased ownership in our North American natural gas transmission and Brazilian toll road business.  These positive contributions more than offset the impact of foreign exchange where the U.S. dollar strengthened compared to the various currencies we are exposed to. Our payout ratio5 for the quarter was 66%, well within our target range of 60-70%.

"2016 is proving to be a strong year for our business, with FFO per unit up 12% to date," said Sam Pollock, CEO of Brookfield Infrastructure.  "We believe that our backlog of organic growth projects due to come on-line, combined with our recently acquired assets and large pipeline of new investments, will enable us to continue this growth into 2017 and 2018.  With this cash flow visibility, we decided mid-year to increase our distribution by 3.5%."

Segment Performance

Our utilities segment generated FFO of $100 million for the quarter, an increase of 8% from the prior year. These results were driven by yet another period of record connection activity at our UK regulated distribution operation, incremental earnings on growth capital commissioned into our rate base and inflation indexation across a number of our businesses.

Our transport segment generated FFO of $102 million in the second quarter, slightly lower than the $104 million recorded in the prior year. Our results benefitted from higher tariffs across the majority of our operations, greater volumes at our rail logistics business in Brazil, strong light vehicle traffic on our Chilean toll roads and cost savings at our Australian rail operation. These positive factors were offset by $8 million of foreign exchange conversion to U.S. dollars, lower vehicle traffic in our Brazilian roads business and the impact of tariff relief that we extended to one of our clients in Australia.

Our energy segment performed well, generating FFO of $43 million in the second quarter, compared to $23 million last year. This improvement primarily reflects a higher contribution from our North American natural gas transmission business and a better spread environment at our gas storage business. The commissioning of several organic growth initiatives in our district energy operations also added to results in the quarter.

Our French communications infrastructure business generated FFO of $19 million, which is consistent with the prior year.

The following table presents FFO by segment:

	Three Months Ended June 30		Six Months Ended June 30
US$ millions, unaudited	2016	2015	2016	2015
FFO by segment
Utilities	$100	$93	$200	$188
Transport	102	104	196	200
Energy	43	23	83	51
Communications Infrastructure	19	20	38	20
Corporate and other	(34)	(32)	(53)	(65)
FFO	$230	$208	$464	$394

Update on Strategic Initiatives

We have recently cleared regulatory hurdles on two important investment initiatives, Niska Gas Storage Partners LLC ("Niska") and Asciano Limited ("Asciano"). As a result, we have closed Niska and expect to close Asciano by the end of August, investing in total $530 million. During the quarter, we also closed on a $130 million investment that will expand our transport business. In addition, we are advancing several new opportunities where we will deploy approximately $700 million to meaningfully grow our utilities segment. These investments should deliver after-tax returns on equity at the higher end of our target return thresholds.

Transaction Closings

•	Gas Storage ‒ Shortly after quarter end, we completed the acquisition of Niska. Along with our institutional partners, we deployed a total of $440 million of capital (our share - $180 million). Niska has well-located storage facilities in key producing and consuming regions including the AECO hub in Alberta and the Wild Goose facility in California. With this acquisition, we doubled our gas storage capacity to 600 billion cubic feet and are now one of the largest independent owners and operators of natural gas storage in North America. We acquired this portfolio of gas storage facilities well below replacement cost which should allow us to achieve attractive returns over the longer term.

•	Ports (Asciano) ‒ Earlier this year, we entered into a partnership agreement with an Australian ports operator, and other institutional investors, to acquire Asciano, a leading Australian port and rail logistics business for A$12 billion. The Brookfield consortium will own a 50% stake in Asciano's container terminal business (Patrick Terminals) and a 100% interest in a ports services operation. Patrick Terminals is one of the leading container terminal operations in Australia with the capacity to handle 3.9 million TEUs annually and two fully-automated facilities in Brisbane and Sydney that have industry-leading performance. Brookfield Infrastructure will invest approximately US$350 million and the transaction is expected to close in mid-August.

•	Peru Toll Roads ‒ Along with institutional partners, we recently acquired a 57% stake in Rutas de Lima ("Rutas"), a portfolio of urban toll roads in Peru for $430 million (our share - $130 million). Comprised of three road segments totaling 115 km, these roads are key arteries within the Lima road network and serve as the main access to the city from the north, south and east. The roads operate under favourable, long-term 30-year concessions and generate stable cash flows under a fixed tariff regime, escalated annually by inflation. As Lima has experienced significant growth in recent years but with low urban investments, we have identified further expansion projects that would provide accretive returns.

New Investments

•	Brazilian Transmission ‒ Over the past year, we have been evaluating a number of exceptional opportunities across various sectors in Brazil. Our focus in recent months has been on gas and electricity transmission assets as these are low risk utility businesses underpinned with availability-based revenue frameworks and full inflation indexation.

•	We are in exclusive discussions to acquire a natural gas transmission company in Southern Brazil from Petrobras. These are long-life natural gas pipelines that are well located and represent the sole infrastructure that brings natural gas to the core economic regions in the highly populated states of São Paulo, Rio de Janeiro and Minas Gerais in south-central Brazil. This business is 100% contracted under long-term ship-or-pay agreements. We expect to invest a minimum of $700 million into a Brookfield-led consortium alongside other institutional partners' capital.

•	We were recently awarded a portfolio of greenfield transmission lines and are now in discussions with several sellers to acquire operating assets with a view to establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework. With approximately 2,800 km of greenfield projects underway in Brazil and 10,000 km of transmission lines in Chile, we are an industry leader in the South American transmission sector. We expect to deploy approximately $200 million over the next several years to complete our electricity transmission projects.

Balance Sheet Update

We closed the second quarter of 2016 with almost $1.7 billion of liquidity at the corporate level.  On a pro-forma basis, our corporate liquidity is approximately $2.7 billion after completing the below noted capital recycling and raising initiatives, as well as the investment in Asciano's port business.

•	Pending transactions – In the second half of 2016, we expect to close on the sale of our Ontario Transmission business and dispose of our investment in the shares of Asciano that we acquired on market in 2015. In aggregate this will generate further cash proceeds of approximately $1.1 billion. These proceeds will be used to fund our investment in Asciano's ports business ($350 million) and the balance, representing approximately $700 million, will be invested into our Brazilian gas and electricity transmission investments.

•	Issuance of C$250 million of Cumulative Class A Preferred Limited Partnership Units – In August, we issued C$250 million of preferred units at a yield of 5.35% for the initial period ending September 30, 2021.

Interim Distribution Increase and Unit Split

In February, our Board of Directors approved a 7.5% increase in our distribution level.  In light of our strong performance during the first half of the year, and the significant amount of growth opportunities that we are currently progressing, we are pleased to announce that the Board of Directors has today approved a further increase of 3.5%. This increase will commence with our distribution to be paid on September 30, 2016.  As a result of these combined increases, our quarterly distribution has grown by 11% on a year-over-year basis, which is consistent with the guidance that we previously provided of  11-13% growth contingent on achieving certain capital deployment targets.   In the ordinary course, the Board of Directors will review our distribution level again in the first quarter of 2017. Should we continue to execute our current growth initiatives as anticipated, we believe that our next increase may be at the higher end of our annual distribution growth range.

The Board of Directors has declared a quarterly distribution in the amount of $0.59 per unit, reflecting a 3.5% increase, payable on September 30, 2016 to unitholders of record at the close of business on August 31, 2016 ("Q3 distribution"). The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3 and Series 5 have also been declared.

Brookfield Infrastructure also announced today that our Board of Directors has approved a three-for-two unit split of Brookfield Infrastructure's outstanding units. The split will be implemented by way of a subdivision whereby unitholders will receive an additional one-half of a unit for each unit held (i.e. one additional unit for every two units held). On September 14, 2016, the additional units required to give effect to the unit split will be issued to unitholders of record at the close of business on September 6, 2016. Any fractional units to be issued to registered unitholders as a result of the unit split will be rounded up to the nearest whole unit. Brookfield Infrastructure's preferred units will not be affected by the unit split.

Brookfield Infrastructure is undertaking the unit split to ensure its units remain accessible to individual unitholders and to improve the liquidity of the units. The unit split will not dilute unitholders' equity and will not be taxable in Canada or the United States.

As a result of the three-for-two unit split, Brookfield Infrastructure will adjust its distribution following the effective date to reflect the additional number of units that will be outstanding. Subject to Board determination, the company expects to commence paying a quarterly distribution of $0.39 per unit (based on the pre-split number of units outstanding) beginning on November 30, 2016.

Brookfield Infrastructure's units will begin trading with "due bills" on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") at the opening of business on Thursday, September 1, 2016 until Wednesday, September 14, 2016 inclusively. During such period, anyone who purchases units on the TSX and NYSE will also receive the entitlement to be issued additional units pursuant to the unit split. The units will commence trading on an "ex-dividend" (post-split) basis on the TSX and NYSE at the opening of business on Thursday, September 15, 2016, as of which date purchases of units will no longer have an attaching entitlement to additional units issued pursuant to the unit split.

Brookfield Infrastructure will use the direct registration system ("DRS") to electronically register the additional units issued pursuant to the unit split, rather than issuing paper certificates to registered unitholders. Registered unitholders should retain any current Brookfield Infrastructure unit certificates, which will remain valid and will continue to represent the number of units indicated on those certificates. A DRS advice statement, indicating the additional units to which registered unitholders are entitled as a result of the unit split, will be mailed to unitholders entitled to the unit split following September 14, 2016. The combination of any old Brookfield Infrastructure unit certificates and the new DRS advice statement sent will represent each registered unitholder's total post-unit split unitholdings. For beneficial unitholders who hold their units in an account with a broker or other intermediary, their account will be automatically updated to reflect the unit split.

Additional Information

Brookfield Infrastructure's Letter to Unitholders and Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's Second Quarter 2016 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on August 3, 2016 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Password 00605#).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "can", "may",  "continue" derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the issuance of additional units of Brookfield Infrastructure and the treatment of such units, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1   Includes net income attributable to non-controlling interests‒Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2   Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2016 were 162.1 million and 162.2 million (2015 – 161.5 million and 155.9 million, respectively).
3	FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 10 of this release.
4	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six months ended June 30, 2016 were 230.1 million (2015 – 228.3 million and 219.2 million, respectively).
5  Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2016	Dec 31, 2015

Assets
Cash and cash equivalents	$378	$199
Financial assets	486	279
Property, plant and equipment	7,583	7,632
Intangible assets	4,452	3,296
Investments in associates	3,862	2,973
Investment properties	141	153
Deferred income taxes and other	3,224	2,623
Assets classified as held for sale	317	580
Total assets	$20,443	$17,735

Liabilities and partnership capital
Corporate borrowings	$2,238	$1,380
Non-recourse borrowings	6,710	5,852
Financial liabilities	525	582
Deferred income taxes and other	2,785	2,470
Liabilities directly associated with assets classified as held for sale	122	275
Total liabilities	12,380	10,559

Partnership capital
Limited partners	3,961	3,838
General partner	25	23
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,568	1,518
Interest of others in operating subsidiaries	2,320	1,608
Preferred unit holders	189	189
Total partnership capital	8,063	7,176
Total liabilities and partnership capital	$20,443	$17,735

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three month period ended June 30,		For the six month period ended June 30,
US$ millions, except per unit information, unaudited	2016	2015	2016	2015

Revenues	$462	$466	$916	$932
Direct operating costs	(198)	(197)	(400)	(400)
General and administrative expenses	(40)	(35)	(77)	(69)
Depreciation and amortization expense	(108)	(101)	(208)	(196)
	116	133	231	267
Interest expense	(101)	(93)	(196)	(183)
Share of earnings from associates	106	20	110	37
Revaluation gains (losses) on hedging items	32	(32)	40	58
Other income	7	1	62	9
Income before income tax	160	29	247	188
Income tax (expense) recovery
Current	(8)	(5)	(12)	(13)
Deferred	7	2	12	(1)
Net income	159	26	247	174
Non-controlling interest of others in operating subsidiaries	(3)	(8)	(13)	(24)
Net income attributable to partnership	$156	$18	$234	$150

Attributable to:
Limited partners	96	1	137	85
General partner	20	17	40	32
Non-controlling interest – redeemable partnership units held by Brookfield	40	—	57	33
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.59	$0.01	$0.84	$0.55

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2016 were 162.1 million and 162.2 million, respectively (2015 – 161.5 million and 155.9 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three month period ended June 30,		For the six month period ended June 30,
US$ millions, unaudited	2016	2015	2016	2015

Operating Activities
Net income	$159	$26	$247	$174
Adjusted for the following items:
Share of earnings from associates, net of distributions	(103)	14	(90)	9
Depreciation and amortization expense	108)	101	208	196
Revaluation (gains) losses on hedging items	(32)	32	(40)	(58)
Provisions and other items	16	16	8	65
Deferred tax (recovery) expense	(7)	(2)	(12)	1
Change in non-cash working capital, net	18	(56)	—	(28)
Cash from operating activities	159	131	321	359

Investing Activities
Net investments in:
Operating assets	(158)	—	(193)	(4)
Associates	(502)	(63)	(504)	(550)
Long-lived assets	(129)	(136)	(292)	(220)
Financial assets	11	135	(7)	(42)
Net settlement of foreign exchange contracts	(20)	(2)	30	197
Cash used by investing activities	(798)	(66)	(966)	(619)

Financing Activities
Distributions to limited and general partners	(153)	(140)	(306)	(266)
Net borrowings:
Corporate	646	(372)	798	115
Subsidiary	20	(47)	55	(134)
Other	—	—	(38)	(38)
Issuance of preferred units	—	—	—	96
Issuance of partnership units, net of repurchases	2	926	5	926
Capital provided by non-controlling interest, net of distributions	253	18	301	34
Cash from financing activities	768	385	815	733

Cash and cash equivalents
Change during the period	$129	$450	$170	$473
Impact of foreign exchange on cash	1	(1)	9	(10)
Balance, beginning of period	248	203	199	189
Balance, end of period	$378	652	$378	$652

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three month period ended June 30,		For the six month period ended June 30,
US$ millions, unaudited	2016	2015	2016	2015

Adjusted EBITDA
Utilities	$134	$128	$268	$258
Transport	147	143	279	282
Energy	66	41	138	86
Communications Infrastructure	23	22	44	22
Corporate and other	(40)	(35)	(77)	(69)
Total	330	299	652	579

Financing costs	(113)	(99)	(228)	(196)
Other income	13	8	40	11
Funds from operations (FFO)	230	208	464	394

Depreciation and amortization	(150)	(123)	(290)	(225)
Deferred taxes and other items	76	(67)	60	(19)
Net income attributable to the partnership	$156	$18	$234	$150

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per unit

	For the three month period ended June 30,		For the six month period ended June 30,
US$ millions, unaudited	2016	2015	2016	2015

Earnings per limited partnership unit[1]	$0.59	0.01	$0.84	0.55
Add back or deduct the following:
Depreciation and amortization	0.65	0.54	1.26	1.03
Deferred taxes and other items	(0.24)	0.36	(0.08)	0.22
FFO per unit[2]	$1.00	$0.91	$2.02	$1.80

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2016 were 162.1 million and 162.2 million, respectively (2015 – 161.5 million and 155.9 million, respectively).
2.	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six months ended June 30, 2016 were 230.1 million (2015 – 228.3 million and 219.2 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2016	Dec 31, 2015

Assets
Operating groups
Utilities	$1,942	$2,002
Transport	3,948	3,220
Energy	1,223	1,009
Communications Infrastructure	446	438
Cash and cash equivalents	502	286
	$8,061	$6,955

Liabilities
Corporate borrowings	$2,238	$1,380
Other liabilities	269	196
	2,507	1,576
Capitalization
Partnership capital	5,554	5,379
	$8,061	$6,955

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from the Brookfield Infrastructure's Consolidated Statements of Financial Position on page 7 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.